UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Today, Cadeler announces the successful delivery of its latest jack-up wind turbine installation vessel, Wind Maker, marking another significant milestone in the company's strategic fleet expansion. Delivered safely and within budget, Wind Maker becomes the sixth vessel in Cadeler’s growing portfolio of wind installation vessels.

Cadeler, the global leader in offshore wind installation, operations, and maintenance services, celebrated the naming of Wind Maker at the Hanwha Ocean Shipyard in Korea on Monday 27 January. The ceremony, attended by Cadeler executives and key stakeholders, honoured the collaborative efforts behind this state-of-the-art vessel’s successful completion.

Wind Maker is the first of two M-class wind installation vessels in Cadeler’s newbuild portfolio, each engineered and equipped to install the next-generation offshore wind turbines currently being deployed across the globe. Its sister vessel, Wind Mover, is scheduled for delivery in Q4 2025.

Engineered for the future of energy

The latest addition to the Cadeler fleet, Wind Maker, is purpose-built to withstand the most extreme weather conditions and operate at the industry’s most challenging offshore wind installation sites. The high-capacity 2,600t main crane is designed to install some of the heaviest foundations and wind turbine components safely and efficiently.

Wind Maker has been designed to operate in water depths of up to 65 metres whilst the vessel itself will be above sea level installing and maintaining offshore structures. This self-propelled jack-up vessel will be equipped with DP2 capability, which will allow for fast, safe and energy-efficient transit and positioning between locations, transforming operations and facilitating the efficient installation and maintenance of offshore wind farms.

Mikkel Gleerup, CEO of Cadeler, says, “Today marks a significant achievement in our strategic fleet expansion and the successful culmination of years of planning and innovative engineering. Wind Maker is already contracted for deployment immediately after its delivery and she and her sister vessel have secured a pipeline of exciting wind farm projects. As a reliable partner in the offshore wind industry, our success depends on our ability to adapt and meet the evolving demands of our clients, both today and in the years to come. Wind Maker embodies this commitment and is a testament to the dedication of the Cadeler team, our shipyard, and the collaboration we have had with our strategic partners."

For further information, please contact:
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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